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                            June 9, 2021

       Jedediah Morris
       Chief Executive Officer
       Triangle Canna Corp.
       19395 South State Highway 29
       Middletown, CA 95467

                                                        Re: Triangle Canna
Corp.
                                                            Offering Statement
on Form 1-A
                                                            Filed May 25, 2021
                                                            File No. 024-11535

       Dear Mr. Morris:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Risk Factors
       Risks Associated with Our Common Stock and the Offering, page 21

   1. We note your response to prior comment 10 and reissue. If your stock is currently a penny stock, revise the
risk factor on page 10 to so state.
       Industry Background, page 39

   2. We note your response to prior comment 15. Either remove the statements in your offering document that
assert cannabis can be used to treat physical conditions and diseases, or revise to
disclose that in order to offer products making these claims, your products must be
approved by the FDA and include the disclosure sought in comment 15.
 Jedediah Morris
FirstName  LastNameJedediah  Morris
Triangle Canna Corp.
Comapany
June 9, 2021NameTriangle Canna Corp.
June 9,
Page 2 2021 Page 2
FirstName LastName
Balance Sheet, page F-3

3. Please include a footnote to the financial statements regarding the nature of the
         Subscription Receivable. Clarify in the footnote why classification in the balance sheet is appropriate. In this respect, please consider the guidance in Staff Accounting Bulletin
         Topic 4:E.
Notes to the Financial Statements
1. Nature of Organization, page F-4

4. Please clarify in Note 1 on page F-4 that Bar X was formed in October 2020, as disclosed on page 42.
Exhibits

5. Investors are entitled to rely on the disclosure in your offering circular to make an investment decision. Revise the subscription agreement to eliminate the inappropriate disclaimers and statements that indicate otherwise, including those in paragraphs 4(c), (d),
         (e) and 12. Revise the agreement to clarify how investors may communicate a change in circumstance and withdraw their subscription prior to acceptance where you have not accepted their subscription, yet they no longer qualify as an accredited investor or meet other qualification requirements. Currently, it appears they are obligated to confirm qualifications that may no longer be accurate depending on the length of time between the date of the agreement and the closing date.
6. Please revise your offering circular to highlight the indemnification provision in the Subscription Agreement in more detail and explain how the provision applies to investors. Also, please include risk factor disclosure that highlights the indemnification provision. With regard to the jury trial waiver provision. Please revise your disclosure in the offering circular to address the following:
             Include a description of the provision in the Risk Factors section of the offering circular;
             Clearly state whether or not this provision applies to claims under federal securities laws. If so, please also state that investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder. If this provision is not intended to apply to federal securities law claims, amend your subscription agreement to state the same, or tell us how you will inform future investors of this limitation.
             Highlight the material risks related to this provision, including the possibility of less favorable outcomes, the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you or the depositary.
             Clarify whether the provision applies to purchasers in secondary transactions.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Jedediah Morris
Triangle Canna Corp.
June 9, 2021
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Gary Newberry at (202) 551-3761 or Mary Mast at (202) 551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Jeffrey Gabor at (202) 551-2544 with any other questions.



                                                           Sincerely,
FirstName LastNameJedediah Morris
                                                           Division of
Corporation Finance
Comapany NameTriangle Canna Corp.
                                                           Office of Life
Sciences
June 9, 2021 Page 3
cc:       Neil M. Kaufman, Esq.
FirstName LastName